Exhibit 99.1

FOR IMMEDIATE RELEASE

CUBIST PHARMACEUTICALS TO ACQUIRE ADOLOR

ACQUISITION ADDS FIRST-IN-CLASS HOSPITAL PRODUCT ENTEREG®

AND PROMISING LATE-STAGE COMPOUND ADL5945

TRANSACTION EXPECTED TO BE ACCRETIVE IN 2012

Lexington, Mass., and Exton, Pa., October 24, 2011 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced that they have signed a definitive agreement under which Cubist will acquire all of the outstanding shares of Adolor for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (CPR), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance, and is expected to be accretive in 2012.

Under the agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and a CPR. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2011.

Adolor markets ENTEREG® (alvimopan), the first and only FDA-approved therapy to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is an oral, peripherally-acting mu opioid receptor antagonist. Cubist, with its focus on addressing acute care and hospital needs, will leverage its existing commercial operations to promote ENTEREG. Launched in 2008, ENTEREG generated more than $25 million in U.S. sales in 2010 and $15.7 million through June 30, 2011. Cubist anticipates peak ENTEREG sales of over $100 million annually.

Adolor’s lead development program is ADL5945, an oral, peripherally-restricted mu opioid receptor antagonist. It is currently in development for the treatment of chronic opioid induced constipation (OIC), a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012. Cubist plans to retain certain U.S. and specialty rights while seeking a partner to assist with ex-U.S. and primary care commercialization.

“This transaction is an excellent strategic fit for Cubist and the latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline

65 Hayden Avenue, Lexington, MA 02421 P 781.860.8660 F 781.861.0566 www.cubist.com with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

Michael Dougherty, Adolor’s President and Chief Executive Officer, stated, “This transaction delivers significant immediate value to Adolor stockholders, as well as potential future value through the CPRs. Cubist shares our commitment to patients and their health care providers, and we expect that ENTEREG and ADL5945 will benefit from Cubist’s proven track record and larger platform in development and commercialization.”

Terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor stockholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The CPR will not be publicly traded.

Morgan Stanley is acting as the financial advisor to Cubist. Stifel Nicolaus Weisel is acting as the financial advisor to Adolor. Ropes & Gray LLP is serving as legal counsel to Cubist and Dechert LLP is serving as legal counsel to Adolor.

******CONFERENCE CALL & WEBCAST INFORMATION******

Cubist will host a conference call and live audio webcast

WHEN: Monday, October 24, 2011 at 8:00 a.m. ET

LIVE DOMESTIC & CANADA CALL-IN: 877-407-8289

LIVE INTERNATIONAL CALL-IN: 201-689-8341

24-HOUR REPLAY DOMESTIC & CANADA: 877-660-6853

24-HOUR REPLAY INTERNATIONAL: 201-612-7415

REPLAY PASSCODES (BOTH REQUIRED FOR PLAYBACK):

ACCOUNT #: 351 CONFERENCE ID #: 381866

CALL WILL ALSO BE BROADCAST LIVE, LISTEN ONLY, VIA THE WEB AT:

www.cubist.com

Replay will be available for 90 days via the Internet at www.cubist.com

***********

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com.

About Adolor

Adolor Corporation is a biopharmaceutical company specializing in the discovery, development and commercialization of novel prescription pain and pain management products.

Adolor’s first approved product in the United States is ENTEREG® (alvimopan), which is indicated to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is available only for short-term (15 doses) use in hospitalized patients. Only hospitals that have registered in and met all of the requirements for the ENTEREG Access Support and Education (E.A.S.E.®) program may use ENTEREG. For more information on ENTEREG, including its full prescribing information, the Boxed Warning regarding short-term hospital use and the E.A.S.E. Program, visit www.ENTEREG.com.

The Company’s lead development program compound is ADL5945, a novel mu opioid receptor antagonist being developed for chronic OIC that demonstrated positive results in Phase 2 trials. The Company also has several earlier-stage compounds under development for the management of pain and CNS disorders.

For more information, visit www.adolor.com.

About the Contingent Payment Right (CPR)

Terms of the CPR agreement call for additional cash payments of up to $4.50 per CPR under certain circumstances. The CPR will not be publicly traded. The regulatory approvals/commercialization milestones and payments can be summarized as follows:

•                                          $3.00 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by FDA without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other FDA-approved OIC products.

This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved and is approved with a non-competitive label, provided that such $1.75 can be earned back if certain sales milestones are achieved.

•                                          $1.50 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the European Medicines Agency (EMA) without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other EMA-approved OIC products.

This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not first approved and is approved with a non competitive label, provided that such $1.00 can be earned back if certain sales milestones are achieved.

Additional Information

The CPRs will be deemed contingent consideration under the revised standard IFRS 3 (business combinations), applicable to all transactions undertaken on January 1, 2010 or thereafter. As a result, the fair value of the CPR at the date of change of control will be included in the price of the acquisition and set off by a financial liability, the amount of which will reflect the obligation to pay the potential price adjustments in cash. Future changes in the fair value of the CPR tied to post-acquisition events will be recognized in Cubist’s income statement.

Important Additional Information will be Filed with the U.S. Securities Exchange Commission (SEC)

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Cubist has not commenced the tender offer for shares of Adolor stock described in this press release.

At the time the tender offer is commenced, Cubist will file with the SEC and mail to Adolor stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Adolor will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Cubist, Adolor, the transaction, and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement, and other documents filed with the SEC by Cubist and Adolor through the Website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement, and the other documents filed with the SEC by contacting the Investor Relations departments of Cubist or Adolor at their respective email addresses, included below.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Cubist and Adolor, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, the expectation that the transaction will be accretive, Cubist’s and Adolor’s product candidates, including Cubist’s plans to seek a partner for ADL5495, Cubist’s expectation of peak sales of ENTEREG, the expected impact of the anticipated transaction on Cubist’s earnings, and any other statements about Cubist or Adolor managements’ future expectations, beliefs, goals, plans, or prospects constitute forward-looking statements. For further information concerning forward-looking statements, please read the disclosure under the heading “Cautionary Note Regarding Forward-Looking Statements” in Cubist’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and in Adolor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, each of which has been filed with the SEC. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met; the ability to consummate the transaction; the ability of Cubist to successfully integrate Adolor’s operations and employees; the ability to realize anticipated synergies and cost savings; risks related to drug development and commercialization; and the other factors described under the heading “Risk Factors” in Cubist’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and in Adolor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, each of which has been filed with the SEC. Except as otherwise required by law, Cubist and Adolor disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Cubist Contacts:	Adolor Contacts:

INVESTORS:	INVESTORS/Media:
Eileen C. McIntyre	Stephen W. Webster
Senior Director, Investor Relations	SVP, Finance and CFO
(781) 860-8533	(484) 595-1500
eileen.mcintyre@cubist.com	swebster@adolor.com

MEDIA:

Tim Hunt

Senior Vice President, Public Affairs

(781) 860-8103

Sard Verbinnen & Co

Andrew Cole/Chris Kittredge/Briana Kelly

(212) 687-8080

cubist-sardverb@sardverb.com